EXHIBIT 99.1

July 25, 2023 | VANCOUVER, BC

Sandstorm Gold Royalties To Release 2023 Second Quarter Results on August 3

Sandstorm Gold Ltd. (“Sandstorm”, or “Sandstorm Gold Royalties”) (NYSE: SAND, TSX: SSL) will release its 2023 second quarter results on Thursday, August 3, 2023, after markets close.

A conference call will be held on Friday, August 4, 2023, starting at 8:30am PDT to further discuss the second quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 416-764-8688

North American Toll-Free: (+1) 888-390-0546

Conference ID: 86332521

Webcast URL: https://bit.ly/3rwhFWG

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

NOLAN WATSON	MARK KLAUSEN
PRESIDENT & CEO	INVESTOR RELATIONS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Sandstorm holds a portfolio of 250 royalties, of which 40 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.